Exhibit 99.2

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 10:00 a.m. (Israel time) on Thursday, September 16, 2010, at our offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' Proposals No. 1 through No. 7.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Executive President
Tel-Aviv, Israel August 12, 2010

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 10:00 a.m. (Israel time) on Thursday, September 16, 2010, at our offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors (the "Board of Directors"): Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp, as one of our external directors;

3.	To approve an option grant to our directors, other than Mr. Mordechay Zisser;

4.	To approve the following matters with respect to our subsidiaries InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"):

4. 1
(i) indemnification letters of each of InSightec and Gamida in favor of Mr. Mordechay Zisser; and (ii) coverage of Mr. Mordechay Zisser under the liability insurance policies of  InSightec and Gamida; and

4. 2
(i) indemnification letter of InSightec in favor of Mr. Shimon Yitzhaki; (ii) coverage of Mr. Shimon Yitzhaki under the insurance policy of InSightec; and (iii) extension of the term of options of InSightec held by Mr. Shimon Yitzhaki;

5.	To approve an extension of the management services agreement between us and a management company controlled by Mr. Mordechay Zisser, upon the same terms as in effect as of today;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

7.	To discuss our financial statements for the year ended December 31, 2009.

Only shareholders of record at the close of business on August 17, 2010 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through the nominee company of Bank Discount Le'Israel Ltd., our Israeli registrar for trading on the Tel Aviv Stock Exchange, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders.  For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, SHIMON YITZHAKI Executive Chairman

Tel Aviv, Israel
August 12, 2010

-ii-

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 per share (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, September 16, 2010 at 10:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp, as one of our external directors;

3.	To approve an option grant to our directors, other than Mr. Mordechay Zisser.

4.	To approve the following matters with respect to our subsidiaries InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"):

4. 1
(i) indemnification letters of each of InSightec and Gamida in favor of Mr. Mordechay Zisser; and (ii) coverage of Mr. Mordechay Zisser under the liability insurance policies of InSightec and Gamida; and

4. 2
(i) indemnification letter of InSightec in favor of Mr. Shimon Yitzhaki; (ii) coverage of Mr. Shimon Yitzhaki under the insurance policy of InSightec; and (iii) extension of the term of options of InSightec held by Mr. Shimon Yitzhaki;

5.	To approve an extension of the management services agreement between us and a management company controlled by Mr. Mordechay Zisser, upon the same terms as in effect as of today;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

7.	To discuss our financial statements for the year ended December 31, 2009.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If your Shares are held through the nominee company of Bank Discount Le'Israel Ltd., our Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote your Shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 48 hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about August 19, 2010, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor.  We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

We had 25,474,743 Shares outstanding as of August 9, 2010 (excluding 2,800,000 treasury Shares).  Only shareholders of record at the close of business on August 17, 2010 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 9, 2010 concerning: (i) persons or entities known to us to beneficially own 5% or more of the issued and outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,623,832	(3)	49.55%
Europe-Israel (M.M.S.) Ltd. (4)	12,152,392		47.71%
The Phoenix Holdings Ltd. and Excellence Investments Ltd.	1,338,367	(5)	5.25%
All of our officers and directors as a group (11 persons)	12,844,949	(6)	50.42%

1   Based on 25,474,743 Shares outstanding as of August 9, 2010. Such number excludes 2,800,000 Shares repurchased by us in a self-tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of August 9, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership.  The information regarding the beneficial ownership of Europe-Israel and of Mr. Mordechay Zisser, our Executive President and a director, is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to us.

2   Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive President and as a director. See footnote 4 below.

3   Includes (i) 12,154,392 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Europe-Israel; (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzliya (Limited Partnership) 1988; and (iii) 444,603 Shares held by Mr. Zisser. See footnote 4 below.

4   Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Zisser.

5   Includes Shares held for members of the public through, among others, provident funds, pension funds and mutual funds, which are managed by subsidiaries of Excellence Investments Ltd. ("Excellence") or The Phoenix Holdings Ltd. ("Phoenix"), according to the following segmentation: (i) 121,914 Shares held by provident funds and pension funds of Excellence; (ii) 131,452 Shares held by mutual funds of Excellence; (iii) 473,660 Shares held by other investment vehicles of Excellence; (iv) 110,099 Shares held by provident funds and pension funds of Phoenix; and (v) 501,242 Shares held by profit participating life assurance accounts of Phoenix. The information regarding the holdings of Phoenix and Excellence is based on a form of ownership report, dated August 10, 2010, provided to us by Phoenix and Excellence, that is used to report holdings under Israeli law.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations. Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

6   Includes: (i) 12,154,392 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Zisser, (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 444,603 Shares held by Mr. Zisser; and (iv) 825,000 options exercisable into 221,117 Shares as of August 9, 2010 or vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

Proposal No. 1
RE-ELECTION OF DIRECTORS

At the Meeting, six directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of our articles of association or applicable laws or regulations. The nominees, if elected, together with our external directors, will constitute the entire Board of Directors. All of the nominees, except for Messrs. Zisser and Yitzhaki, qualify as independent directors under the NASDAQ Listing Rules.

The nominees listed below have indicated to us their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four directors, under our articles of association, the Board of Directors may only act in an emergency (as determined in their absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose.  A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our articles of association.  We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below.

MORDECHAY ZISSER. Mr. Zisser has served as our Executive President since January 2010 and continues to serve on our Board of Directors. From May 1999 to December 2009, Mr. Zisser served as our Executive Chairman of the Board of Directors.  Mr. Zisser has served as President and Chairman of the Board of Directors of Europe-Israel since March 1998 and as President and Chairman of the Board of Directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. As our Executive President, Mr. Zisser leads our core businesses, including: real estate investment, hotel ownership and management, development and operation of shopping and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes as well as venture capital investments in the hi-tech, medical and bio-technology industries. Mr. Zisser has also served as Executive Chairman of the Board of Directors of Plaza Centers N.V. ("PC"), our 67.5% subsidiary, (63% on a fully diluted basis), since October 2006. Mr. Zisser is active in charitable organizations and is a member of the management of the "Oranit" hostel.

SHIMON YITZHAKI. Mr. Yitzhaki has served as our Executive Chairman of the Board of Directors since January 2010. From May 1999 to December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our Board of Directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including Elscint (since May 1999) and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

DAVID RUBNER. Mr. Rubner has served as a member of our Board of Directors since July 2003. Mr. Rubner serves as Chairman of the Board of Directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

MOSHE LION. Mr. Lion has served as a member of our Board of Directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel, Chairman of the Jerusalem Development Authority since June 2008 and a member of the Board of Directors of Brainstorm Cell Therapeutics since July 2007. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the Board of Directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the Board of Directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the Board of Directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

SHMUEL PERETZ. Mr. Peretz has served as a member of our Board of Directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the Board of Directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the Board of Directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Mordechay Zisser be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shimon Yitzhaki be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. David Rubner be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Moshe Lion be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shmuel Peretz be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 2
RE-ELECTION OF ZVI TROPP
AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to have at least two external directors.  Our currently serving external directors are Mr. Zvi Tropp and Ms. Elina Frenkel Ronen. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates, " as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may re-elect an external director for additional terms of up to three years each if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. Other directors are elected annually.

Zvi Tropp is currently serving his second term as an external director, which will expire on August 31, 2010.  On July 18, 2010, our audit committee of the Board of Directors (the "Audit Committee") and Board of Directors resolved to recommend that our shareholders elect Zvi Tropp as an external director for an additional term of three years.  The reasons underlying this resolution include Mr. Tropp’s expertise in finance and internal control of financial reporting, his business experience, which is summarized below, and his knowledge of Elbit, its markets and related fields of operations.  Especially in light of Mr. Tropp’s significant contributions to Elbit over the past six years, the Audit Committee and Board of Directors believe that Mr. Tropp’s continued service as an external director is in our best interests. At the Meeting, you will be asked to re-elect Mr. Tropp as an external director for an additional three year term, commencing on September 2, 2010.

A brief biography of Mr. Tropp is set forth below:

ZVI TROPP. Mr. Tropp has served as one of our external directors since September 2004. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the Chairman of the Board of Directors of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada - Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

Mr. Tropp has certified to us that he complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Listing Rules. In addition, the Board of Directors has designated him as an "audit committee financial expert", as defined in the SEC rules.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least one-third of the Shares voted on the matter by non-controlling shareholders are voted in favor of the election of the external director; or (ii) the total number of Shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding Shares.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Mr. Zvi Tropp be and hereby is re-elected to the Board of Directors for a three-year term as an external director, commencing on September 2, 2010."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal No. 3

APPROVAL OF AN OPTION GRANT TO
OUR DIRECTORS, OTHER THAN MR. MORDECHAY ZISSER

Following the approval of the Audit Committee and the Board of Directors, at the Meeting you will be asked to approve a grant by us, of options to purchase 10,000 of the ordinary shares of InSightec owned by us, to each of our independent directors (including our external directors). Our independent directors are Elina Frenkel and, assuming they are re-elected at the Meeting, David Rubner, Moshe Lion, Shmuel Peretz and Zvi Tropp. You will also be asked to approve a grant by us, of options to purchase 50,000 ordinary shares of InSightec, to Mr. Shimon Yitzhaki, our Executive Chairman of the Board of Directors, assuming he is re-elected at the Meeting.  As of the date hereof, approximately 58.2% of InSightec’s issued share capital, on a fully-diluted basis, is held by us and, after giving effect to the exercise of the options proposed to be granted to our directors, the ordinary shares of InSightec underlying such options would constitute approximately 0.4% of the issued share capital of InSightec, on a fully-diluted basis.

The options would be issued under our 2010 Incentive Plan for InSightec Shares (the "InSightec Plan”) and would have an exercise price of US$2.00 per share. We have already granted options to purchase an aggregate of 350,000 ordinary shares of InSightec to our employees pursuant to the InSightec Plan. Pursuant to the InSightec Plan, the options would have a term of seven years from the date of grant and would vest in three equal installments on the first three anniversaries of the date of grant.

Reasons for the Proposal

The Audit Committee and Board of Directors noted in their approval of the proposed option grant that the proposed grant is intended to compensate the directors for their services and their contributions to our development, to motivate the directors to continue their good work and to incentivize them to seek to increase our profits. The proposed option grant to external directors is meant to provide the same compensation to our external directors as that paid to our other independent directors. In light of all of the above, the Audit Committee and Board of Directors stated that the proposed director compensation is in the best interests of the Company.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that, pursuant to the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the "Compensation Regulations"), any compensation of external directors in the form of equity also requires that either: (i) at least one-third of the Shares of non-controlling shareholders that are voted on the matter are voted in favor; or (ii) the total number of Shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Shares.  If this Proposal No. 3 is approved by the simple majority vote but not by the special threshold set forth in the above proviso, then such approval will apply only to Mr. David Rubner, Mr. Moshe Lion, Mr. Shmuel Peretz and Mr. Shimon Yitzhaki , and we will not grant the options to our external directors.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the grant by us of options to purchase 10,000 ordinary shares of InSightec Ltd. to each of Mr. David Rubner, Mr. Moshe Lion, Mr. Shmuel Peretz, and options to purchase 50,000 ordinary shares of InSightec Ltd. to Mr. Shimon Yitzhaki, as described in the Proxy Statement, be, and the same hereby is, approved."

"RESOLVED, that the grant by us of options to purchase 10,000 ordinary shares of InSightec Ltd. to each of Ms. Elina Frenkel Ronen and Mr. Zvi Tropp, as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Proposal No. 4

APPROVAL OF CERTAIN MATTERS WITH RESPECT TO OUR SUBSIDIARIES
INSIGHTEC LTD. AND GAMIDA CELL LTD.

Indemnification Letters and Liability Insurance

Mr. Mordechay Zisser, our Executive President and director, also serves as the Executive Chairman of the Board of Directors of InSightec and as a director of Gamida. Mr. Shimon Yitzhaki, our Executive Chairman of the Board of Directors, also serves as a director of InSightec.  Accordingly, each said company has approved certain protections against potential personal liability of Messrs. Zisser and Yitzhaki to the same extent as all other directors thereof.  Under the Companies Law, since Messrs. Zisser and Yitzhaki are directors of Elbit, such benefits require corporate approvals of Elbit, as well.

Following the approval of our Audit Committee and our Board of Directors, at the Meeting you will be asked to approve the following matters: (i) indemnification letters of each of InSightec and Gamida in favor of Mr. Zisser; (ii) coverage of Mr. Zisser under the liability insurance policies of InSightec and Gamida; (iii) indemnification letter of InSightec in favor of Mr. Yitzhaki; and (iv) coverage of Mr. Yitzhaki under the liability insurance policy of InSightec.

The Companies Law provides that a company may not enter into an indemnification letter or insurance policy which would provide indemnification or coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

The proposed forms of indemnification letter of InSightec and Gamida are attached hereto as Annex A and Annex B, respectively.

InSightec's D&O insurance policy covers the liabilities of InSightec's directors and officers, up to a maximum of US$20 million per claim and in the aggregate. The annual premium to be paid with respect to such policy shall not exceed US$35,000.

Gamida's insurance policy covers liabilities of Gamida and its respective directors and officers, up to a maximum of US$5 million per claim and in the aggregate. The aggregate annual premium to be paid with respect to such policy shall not exceed US$6,300.

At the Meeting, you will also be asked to approve any renewal and/or extension of such insurance policies, and the purchase of any other D&O insurance policy upon the expiration of such policies, provided that the coverage for each policy will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 20% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.

InSightec Options

On December 24, 2003, our shareholders approved the grant by InSightec to Mr. Yitzhaki of options, under InSightec’s 2003 Employee Stock Ownership Plan, to purchase 100,000 ordinary shares of InSightec, at an exercise price of US$3.33 per share, in consideration for his services as a director of InSightec.  It is proposed that the term of the options be extended by an additional three-year period ending on January 27, 2013.  The Board of Directors of InSightec and InSightec’s shareholders approved the extension of the expiration dates of all options granted to its directors from 2003 to 2005 under InSightec’s 2003 Option Plans.  Following the approval of our Audit Committee and our Board of Directors, at the Meeting you will be asked to approve the extension of the term of options of InSightec held by Mr. Yitzhaki.

Reasons for the Proposals

The Audit Committee and Board of Directors noted in their approvals of the indemnification letters and liability insurance coverage in favor of Mr. Zisser and Mr. Yitzhaki that they are customary and on the same terms accorded to the other directors of such companies and are required to enable each company to attract and retain the most qualified directors.  In light of all of the above, the Audit Committee and Board of Directors concluded that these proposals are in our best interests.

Required Approvals for the Proposals Relating to Mr. Zisser

The approval of each of: (i) the indemnification letters of InSightec and Gamida in favor of Mr. Zisser; and (ii) the coverage of Mr. Zisser under the insurance policies of InSightec and Gamida requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on such matter.  In addition, since Mr. Zisser is an indirect controlling shareholder of Elbit, each matter will be approved only if either: (i) at least one-third of the Shares voted on such matter by shareholders who do not have a personal interest in such matter are voted in favor; or (ii) the total number of Shares voted against such matter by shareholders who do not have a personal interest in such matter does not exceed one percent of our outstanding Shares.

The Companies Law requires that each shareholder voting on the proposal relating to Mr. Zisser indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of our Shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of our Shares. Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact our Corporate Secretary at +972-3-608-6063 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Required Approvals for the Proposals Relating to Mr. Yitzhaki

The approval of each of: (i) the indemnification letter of InSightec in favor of Mr. Yitzhaki; (ii) the coverage of Mr. Yitzhaki under the insurance policy of InSightec; and (iii) the extension of the term of options of InSightec held by Mr. Yitzhaki, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on such matter.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the forms of indemnification letters of each of InSightec Ltd. and Gamida Cell Ltd., in favor of Mr. Mordechay Zisser, attached hereto as Annex A, and Annex B, respectively, be approved."

"RESOLVED, that the coverage of Mr. Mordechay Zisser under the insurance policy of InSightec Ltd. and Gamida Cell Ltd., as described in the Proxy Statement, be, and the same hereby is, approved."

"RESOLVED, that the form of indemnification letter of InSightec Ltd., in favor of Mr. Shimon Yitzhaki, attached hereto as Annex A, be approved."

"RESOLVED, that the coverage of Mr. Shimon Yitzhaki under the insurance policy of InSightec Ltd. as described in the Proxy Statement, be, and the same hereby is, approved."

"RESOLVED, that the extension of the term of the options of InSightec Ltd. held by Mr. Shimon Yitzhaki, as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Proposal No. 5

APPROVAL OF AN EXTENSION OF THE MANAGEMENT SERVICES AGREEMENT BETWEEN US
AND A MANAGEMENT COMPANY CONTROLLED BY MR. MORDECHAY ZISSER, UPON THE
SAME TERMS AS IN EFFECT AS OF TODAY

On May 31, 2006, following the approval of our Audit Committee and our Board of Directors, our shareholders approved an agreement for the receipt of management services between us and a management company controlled (directly or indirectly) by Mr. Mordechay Zisser (the "Management Company") for services to be provided exclusively by Mr. Zisser as our Executive Chairman of the Board of Directors (the "Original Service Agreement").  Effective as of January 1, 2010, Mr. Zisser was appointed our Executive President and continues to serve as a director. At that time, the Board of Directors determined that, under his new title, Mr. Zisser, will provide us with substantially the same services that he provided in his former role, including chief business strategist of Elbit, member of the Executive Committee of the Board of Directors and member of the small executive management team.  Accordingly, the Board of Directors resolved that the fees payable to the Management Company for such services will remain the same.

Since the term of the Original Service Agreement expired on July 31, 2010, we propose to extend the term of the Original Service Agreement by an additional five (5) years, expiring on July 31, 2015, and to change Mr. Zisser's title (as amended, the "Service Agreement").  The other terms of the Original Service Agreement shall remain unchanged and as of the terms effective today.

The following is a summary of the other principal terms of the Service Agreement:

The Management Company and Management Services:  The Management Company will provide us with executive president services (the "Services"). The Management Company will also provide the Services to private subsidiaries and/or affiliates of ours. The Services will be provided by Mr. Zisser only, as an employee of the Management Company. Mr. Zisser will devote at least 80% of his time, skills and efforts to fulfill his task as our Executive President. The control of the Management Company may not be changed during the term of the Service Agreement.

Management Fees:  We will pay the Management Company a monthly amount of US$50,000, converted into NIS in accordance with the most recent representative exchange rate of the US dollar against the NIS published by the Bank of Israel prior to the date of each payment, plus statutory value added tax. The consideration will be paid to the Management Company against the receipt by us of a tax invoice. The consideration will be paid by us and/or our private subsidiaries and/or affiliates.

In addition, the Management Company will be entitled to reimbursement of expenses on the condition that the expenses were directly incurred in connection with the provision of the Services and that we approved the expenses or categories of expenses.  The reimbursement of expenses will be made against receipts only.

Other Benefits:  We will provide the Management Company with an appropriate vehicle for the use of Mr. Zisser, or the value thereof, and will bear all of the vehicle’s maintenance and usage expenses. We will also provide the Management Company with a telephone, facsimile, mobile phone, computer, printer and modem and will bear all installation costs and all reasonable expenses related thereto. The aforementioned equipment will remain in our ownership and will be returned to us at the end of the term of the Service Agreement.

No Employer-Employee Relationship:  The Management Company is the sole and exclusive employer of Mr. Zisser and no employer-employee relationship exists or will exist between Mr. Zisser and us. The Management Company has agreed to indemnify us with respect to any payment, rights or benefits we would be required to pay Mr. Zisser, including legal fees, indemnities due to arrears in payment, indemnities due to arrears in severance pay, interest and linkage and the like, in connection with any determination by the labor court and/or any other authority that Mr. Zisser was or is an employee of ours during the term of the Service Agreement. We will be entitled to set off any indemnification amount from any amounts it owes the Management Company.  In addition, the Management Company will be responsible for any direct or indirect damages caused to us in connection with the Management Company’s undertakings under the Service Agreement.

Continuation of Mr. Zisser’s Rights:  Pursuant to the Original Service Agreement, the benefits made available by us for Mr. Zisser during his former employment with us (the "Employer-Employee Period") were assigned to the Management Company, and the Management Company undertook all of our obligations towards Mr. Zisser with regard to the Employer-Employee Period. The above does not derogate from our undertakings to make provisions for all social benefits Mr. Zisser was entitled to pursuant to the employment agreement between Mr. Zisser and us, which was terminated pursuant to its terms on July 31, 2005 (the "Employment Agreement"). The Employer-Employee Period was added in the calculation of seniority of Mr. Zisser at the Management Company.

Insurance and Indemnification:  Our undertakings and transactions with Mr. Zisser preceding the date of the Original Service Agreement with respect to insurance of liability of directors and officers and prospective indemnification undertakings will remain in effect following the effectiveness of the Service Agreement.

Confidentiality, Rights in the Management Services: The Management Company has undertaken towards us confidentiality undertakings and declared that all rights in the Services belong to us.

Term: The Service Agreement is for a five-year term commencing retroactively on August 1, 2010. Any party to the Service Agreement may terminate it by providing the other party with a six-month prior written notice. During such six-month prior notice period, Mr. Zisser will continue to serve us in accordance with the terms of the Service Agreement.  Notwithstanding the foregoing, we are entitled to terminate the Service Agreement without prior notice in the event Mr. Zisser breaches our trust or commits a crime involving moral turpitude.

Termination:  The termination of Mr. Zisser’s service as our Executive President for any reason whatsoever will result in the immediate termination of the Service Agreement. Notwithstanding the above, if at our request, Mr. Zisser will serve (through the Management Company) in addition to his service as Executive President or in its stead as a director or officer of ours, then in such event, the Service Agreement will remain in effect with regard to the additional or other service of Mr. Zisser.

Mr. Zisser’s Guarantee:  Mr. Zisser has guaranteed all of the Management Company’s obligations as far as they relate to Mr. Zisser and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages, see above under the heading "No Employer-Employee relationship".

Reasons for the Approval

The Audit Committee and Board of Directors stated in their approval of the Service Agreement that services to be provided by Mr. Zisser are the same as in the past and that the monthly cost of the Service Agreement to us is unchanged and is reasonable and fair, taking into consideration, among other things, the great contribution of Mr. Zisser to our businesses, his set of skills and business experience, the overall compensation received by Mr. Zisser from Elbit and its subsidiaries and comparable compensation within Elbit and outside of Elbit.  In particular, they noted that Mr. Zisser does not hold stock options in Elbit and did not receive any bonus in respect of 2008 and 2009.  In addition, Mr. Zisser will intensify his managerial efforts on behalf of our company and continue to be the “driving force” behind Elbit.  In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed compensation of Mr. Zisser is in the best interests of Elbit.

Required Approval

Approval of this matter requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter.  In addition, since Mr. Zisser is an indirect controlling shareholder of ours, this matter will be approved only if either: (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor; or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of our outstanding Shares.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 4 above, under the caption "Required Approvals for the Proposals Relating to Mr. Zisser ".

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the amended management services agreement between Elbit Imaging Ltd. and a management company controlled by Mr. Mordechay Zisser, the principal terms of which are described in the Proxy Statement, be, and the same hereby is, approved."

Proposal No. 6
RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by our Audit Committee, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Such auditors have served as our auditors since 1999, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as independent auditors of Elbit Imaging Ltd. until next year’s Annual General Meeting of Shareholders be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2009 are included in our Annual Report on Form 20-F, which was filed with the SEC on May 10, 2010. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors, MR. SHIMON YITZHAKI Executive Chairman

August 12, 2010

To	_________, 2010
___________

InSightec Ltd.
(the “Company”)

Letter of Exemption and Indemnification
(the “Letter” or the “Exemption and Indemnification Letter”)

Whereas
on April 15, 2010 the Board of Directors of the Company (the "Board") resolved to approve the grant of retroactive and advance indemnification by the Company to its Office Holders (as defined below), as their office may be from time to time, who serve in the Company at present or shall serve therein in the future, in accordance with the provisions of this Exemption and Indemnity Letter; and

Whereas	on April 26, 2010, the Company’s general meeting approved the said resolution (the “Indemnity Resolution”); and

Whereas
this Letter is a supplement to and furtherance of the Articles of Association of the Company and the Indemnity Resolution, and shall not be deemed a substitute therefore or diminish any rights thereunder;

Whereas	on _________ you were appointed to serve as _________ (director / office holder) in the Company;

Now, therefore, the Company hereby approves and undertakes towards you as follows:

1.	Exemption from Liability:

Except with respect to liabilities to the Company arising from the acts enumerated under section 2.5 below, the Company hereby exempts you from all liabilities to the Company and from any damage caused or that will be caused by you to the Company, following a breach of your duty of care towards the Company (other than with a breach of duty of care in connection with a Distribution, as this term is defined in the Companies Law), subject to all applicable law, including Sections 258 – 263 of the Companies Law (as defined below).

This exemption will not include counter claims filed against you by the Company in a lawsuit instigated by you.

2.	Obligation to indemnify:

Without limiting the Company’s right to indemnify you retroactively in accordance with the Company’s Articles of Association and applicable law, the Company hereby undertakes:

2.1.
To indemnify you for current or future obligations or expenses, as specified below, imposed on you in consequence of an act or a default, done in your capacity as an Office Holder (as defined below) of the Company and in consequence of being, at the Company’s request, an Office Holder, in another company ("Additional Company")(in either cases whether arising after or prior to the date hereof, including after you are no longer an Office Holder), as specified in this Section below:

(a)
a monetary liability imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in a settlement or a court approved settlement or a court approved an arbitrator's award, provided that such obligation is related to one or more of the events specified in Annex A of this letter and that the total indemnification amount will not exceed the amount specified in Section 2.2 hereunder. It is clarified that the events specified in Annex A are limited to events which the Board believes are anticipated in light of the Company’s activities at the date hereof, and to the criteria set forth in this Letter (including in Exhibit A) that the Board determined to be anticipated in light of the Company’s activities at the time of this Letter of Indemnification;

(b)
reasonable litigation costs, including attorney’s fees, incurred by you in consequence of an investigation or proceeding filed against you by an authority competent to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against you and without imposing on you financial liability in lieu of a criminal proceeding, or; (ii) concludes without the filing of an indictment against you but with imposing on you a financial liability in lieu of criminal proceedings in respect of an offense that does not require the proof of criminal intent; all as such terms are defined in the Companies Law and subject to the provisions thereof;

(c)
reasonable litigation costs, including attorney’s fees, incurred by you or which you are ordered to pay by a court, in a proceedings filed against you by the Company or on its behalf or by another person, or in a criminal charge of which you are acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal intent.

(d)	Any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law to indemnify an Office Holder, subject to and in accordance with all applicable law.

2.2.
The aggregate cumulative indemnification amount that the Company shall pay to all Office Holders (in addition to amounts that may be received from insurance companies in connection to insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company shall not exceed the lower of US$10 million or US$3 million plus (if a positive number) 25% of the Company's equity according to its last audited financial statements (known prior to effecting the actual indemnity sum) (hereinafter the “Maximum Indemnification Amount”). The Maximum Indemnification Amount has been determined by the Board to be reasonable under the circumstances. It is clarified that reasonable trial expenses (including attorneys fees) up to the amount of US$1 million, which are in accordance with Sections 260(a)(1a) and 260(a)(2), are not subject to the events specified in Annex A or the Maximum Indemnification Amount.

Neither this Letter nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company, and any insurer shall not have the right to demand participation of the Company in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

2.3.
In the event the indemnification amount the Company is required to pay to its Office Holders, as set forth in Section 2.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, in a manner that the amount of indemnification that each of the Office Holders will actually receive will be calculated in accordance with the ratio between the amount each individual Office Holder may be indemnified for, and the aggregate amount that all Office Holders may be indemnified for at the time of the indemnification.

2.4.
Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, when due (and with respect to Sections 2.1(b) and (c), even prior to a judgment or a settlement as aforesaid), the funds required to cover the expenditures and payments related to handling the legal proceeding related to such event, in a manner that you shall not be required to pay for or personally finance your legal expenses, subject to the conditions and instructions in this Letter.

As part of the aforementioned undertaking, the Company will make available to you any reasonable security or guarantee ("Securities") that you may be required to provide in accordance with an interim decision given by a court or an arbitrator (other than in criminal proceedings), including for the purpose of substituting liens imposed on your assets, provided that the total pending Securities, including forfeited Securities, together with such sums as are received or to be received by you under this Indemnity Letter, shall not exceed the sum set forth in subsection 2.2 above.

2.5.	You will not be indemnified for any of the following:

2.5.1.	breach of your duty of loyalty, unless you acted in good faith and had reasonable basis for presuming that the act would not prejudice the company in which you serve as an Office Holder; or

2.5.2.	breach of your duty of care committed intentionally or recklessly, unless only done in negligence; or

2.5.3.	an act done with intent to make unlawful personal profit; or

2.5.4.	a fine or forfeit imposed upon you.

3.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section:

3.1.	Applicable law does not prohibit your indemnification.

3.2.
You shall notify the Company in writing of every legal proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, as soon as possible after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

3.3.
Upon the occurrence of an event that may entitle you to indemnification, you may appoint a counsel of your choice, subject to reasonable legal counsel fees, unless such counsel is reasonably deemed unacceptable by the Company, and provided that you promptly inform the Company of the identity of the counsel. If you do not inform the Company of your choice of counsel within thirty 30 days from the time of receiving the notice described in Section 3.2 above (or within a shorter period of time if the matter requires an urgent filing a response in any proceeding), the Company may (but is not obligated to) appoint counsel on your behalf. The Company will not appoint counsel on your behalf in criminal cases without your prior written consent. The Company and/or the aforementioned counsel shall be entitled to act with their exclusive discretion and to bring the proceeding to a close. The appointed counsel shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict of interest and shall be entitled to appoint counsel on your behalf (on the terms set forth above), and the provisions of this Letter shall apply to expenses you may incur as a result of such appointment.

3.4.
The Company may decide to settle a monetary obligation in a civil proceeding or as part of a compromise arrangement or to arbitrate a monetary obligation in a civil proceeding or as part of a compromise arrangement, provided that as a result of such settlement or arbitration the lawsuit or the threat of a lawsuit against you shall be fully withdrawn and provided, further, that such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter and/or pursuant to law. For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your written consent. Following the request of the Company you shall sign any document that shall empower the Company and/or the abovementioned counsel to act on your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings.

3.5.
You shall cooperate with the Company and with any counsel as set forth above in every manner that shall reasonably be required from you by any of them in connection with the handling of such legal proceedings, provided the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 2.2 above.

3.6.
You will not be indemnified for amounts you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in writing, to the settlement or to the arbitration, provided that such consent shall not be unreasonably withheld.

3.7.
The Company shall not be required to pay, according to this Letter, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company; however in the event that you paid an excess insurance, then the Company shall indemnify you for the excess amount, subject to the terms of this Letter. In order to avoid any doubt, it shall be clarified that the indemnification amount according to this Letter shall be independent of, and in addition to, the amount that shall be paid (if paid) to you or in your behalf pursuant to an insurance policy and/or any other indemnification provided that you are not indemnified more than once, i.e., in such an event the indemnification shall be given with respect to the difference between the sum of the financial liability levied on you and/or the legal expenses incurred by or charged to you, and the sum received from the insurer for such matter, provided that the indemnification does not exceed the Maximum Indemnification Amount. The Company hereby agrees that it is the indemnitor of first resort and any rights to indemnification the Office Holder may have through third party indemnification rights are secondary, provided that this shall not require the Company to pay any amount actually paid to you through the above mentioned insurance policies.

3.8.
Without derogating from the provisions of Section 7 below, upon your request for an execution of a payment in connection to any event according to this Letter, the Company shall take all required steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any of such required approvals is not given for any reason and a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all required steps to attain the court’s approval.

3.9.
The indemnity shall not apply in the event of an admission in an investigation or proceeding in accordance with section 2.1(b)(ii) above, unless your admission was approved by the Company in writing and in advance.

4.
The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Office Holder of the Company or an Office Holder of Additional Company, provided that acts for which you are being exculpated from liability, or for which you are given a commitment of indemnification, were performed during your employment or service as an Office Holder.

5.
In the event that the Company shall pay to you or in your place any amount pertaining to this Letter in connection with a legal proceeding, and afterwards it shall be determined by a final and non-appealable judgment of a competent court that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts, plus    (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest at the minimal rate established from time to time under law, so as not to constitute a taxable benefit on the part of the borrower. If you shall be required to repay these sums to the Company, you will pay them when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

6.
Where the Company pays to you any sum and subsequently the debt for which such sum was paid is cancelled or the amount thereof decreased on any ground whatsoever, you shall assign to the Company all your rights of recourse to such amount from the plaintiff in the proceeding and shall do everything required so that such assignment remains valid and the Company may exercise same. Upon so acting – you shall be exempt from refunding the amount that the right of recourse in connection with which, was assigned. Should you fail to do so and subject to your awareness to the aforesaid cancellation or decrease – you shall be compelled to refund all or any part of the amount, as the case may be, to the Company, together with linkage differentials and interest at such rates and for such period on the same basis as you shall be entitled to recourse from the plaintiff.

7.
The Company may, in its sole and absolute discretion, change, amend and/or void its undertaking to exempt and/or indemnify you under this Letter, or decrease the Maximum Amount of Indemnification, or narrow the list of events specified in Annex A (the “Amendment”), but only in relation to events that occur after such Amendment, and provided that the Company shall furnish you with a notice of such Amendment at least 60 days prior to the effective date of such Amendment. For the avoidance of any doubt, in the event that the terms of this letter shall change in a manner that adversely affects your rights for exemption and/or indemnification, such a change shall not in any way apply retroactively, with respect to events that occur prior to such a change whether or not any claim or demand were brought against you with regards to such a change. In any other event, this Letter shall not be changed unless such a change was signed by the Company and by you.

8.	In this Exculpation and Indemnification Letter-

“The Companies Law”- the Companies Law, 5759 - 1999, as will be amended from time to time.

“Office Holder” – "נושא משרה" as defined in the Companies Law.

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Letter of Indemnification that were made during your term of employment as an Office Holder in the Company or in an Additional Company (as this term is defined herein). If for the validation of any of the undertakings in this Letter, any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid as of the date hereof.

9.
The obligations of the Company according to this Letter of Exculpation and Indemnification shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this Letter and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right upon its sole discretion, to indemnify you post factum for any amounts which you may be obligated to pay as set forth in this Letter without the limitations set forth in Annex A above (which limitations, for the avoidance of doubt, apply only to paragraph 2.1(a)).

11.	The Attachment to this Letter is an integral and inseparable part of it.

12.	This Letter cancels any preceding letter of indemnification that may have been issued to you in the past.

13.
This Letter shall be governed by the laws of the State of Israel, and the competent court of Tel Aviv-Jaffa, Israel, shall have exclusive jurisdiction in respect of any claim or demand made in relation to this Letter.

In witness whereof, the Company has executed this Letter by its authorized signatories that have been duly appointed.

InSightec Ltd.

By ________________________________

Name: _________________________

Title: ___________________________

I hereby confirm receiving this Letter and consent to all its terms.

___________________

Office Holder

Date:_______________

Annex A

Subject to any provision of the law, the events are as follows:

1.
The issuance of the Company's and/or its subsidiaries' and/or its affiliates' and/or its controlling shareholder's securities, including without limitation, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of securities offering, and/or the offer by the Company to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and/or issuance and/or the Company's and/or its subsidiaries' and/or its affiliates' and/or its controlling shareholder's status as a public company.

2.
The initial public offering of securities of the Company and/or its subsidiaries and/or its affiliates and/or its controlling shareholder and any Action in connection therewith, and any Action in connection with the registrations of such securities with a securities’ authority (including all filing to such authority), including any Action in connection with the listing of the  such securities on any stock exchange or quotation system.

3.
Any act directly or indirectly relating to the Company's operations, including a “Transaction”, an “Extraordinary Transaction”, or an “Activity” as defined in Section 1 of the Companies Law, including a Transaction with or an Activity pertaining to contractors, agents, distributors, customers, suppliers, service providers and the like, including the negotiation for, the signing and the performance or termination of a Transaction or and Activity, as applicable, and the transfer, sale, purchase or pledge of assets or liabilities (including securities), or the grant or receiving of any right in any one of the above, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such  Transaction or Activity.

4.	Transaction or agreement entered into between the Company and any of its shareholders or between shareholders of the Company or any action related thereto.

5.
A transaction between the Company and Elbit Imaging Ltd. Or any affiliate thereof (“EMI”), including but not limited to sales and marketing agreements, agreements for provision of services including management services and consultations, agreements concerning ownership in know how and use of know how, loan agreements and additional agreements between the Company and EMI.

6.
A transaction between the Company and General Electric, Inc. and/or any affiliate thereof (“GE”), including but not limited to sales and marketing agreements, agreements for provision of services including management services and consultations, agreements concerning ownership in know how and use of know how, loan agreements and additional agreements between the Company and GE.

7.
A transaction related to an investment in the Company (including non-materialized investments) or investments performed by the Company and/or its subsidiaries and/or its affiliates in other entities and/or other related company in various corporations, whether prior to or after effecting the investment, including entering into a transaction, the implementation thereof, the follow-up and supervision of the investment after the implementation thereof and any act performed by you as an Office Holder in the Company or performed by you in the name and on behalf of the Company and/or any of its subsidiaries.

8.	A transaction related to the issuance of options or other securities by the Company to its Office Holders, consultants and employees.

9.
Any reporting and/or filing and/or announcement to any governmental or quasi-governmental authority, stock exchange or regulatory body, whether in Israel or abroad, including without limitation, any reporting and/or filing and/or announcement required by  Companies Laws and/or any applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange that the  securities of the Company or its subsidiaries or its affiliates or its controlling shareholder will be traded in.

10.	Any decision regarding distribution, as defined in the Companies Law.

11.
A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a spin off, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

12.
The merger, acquisition or other business combination or any such proposed transaction of the Company, any subsidiary thereof and/or any affiliates thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of the Company, any of its subsidiaries an/or any of it affiliates.

13.
An announcement, a statement, including a position taken, or an opinion or representation made in good faith by the Office Holder in the course of his duties and in conjunction with his duties, whether in public or in private, including during a meeting of the Board of Directors of the Company or any of the committees of the Board of Directors of the Company.

14.	Events impacting or likely to have a material impact on the Company’s profitability.

15.	Actions taken in connection with the approval and execution of financial reports and business reports and the representations made in connection therewith.

16.	Action related to adoption of International Financing Reporting Standards (IFRS).

17.	An Action made in contradiction to the Company’s Memorandum of Association or Articles of Association.

18.
Labor relations and/or employment matters in the Company, its subsidiaries an/or its affiliates, including without limitation, any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

19.	Trade relations of the Company, its subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

20.	The purchase, distribution, marketing and sale of the Company's products and/or services and/or any marketing plans and/or publications.

21.
Any action or decision in relation to protection of the environment or work safety and/or working conditions, including with respect to provisions of the law, procedures or standards as applicable in or outside of Israel with relating to protection of the environment or work safety, pertaining, inter alia, to contamination, health protection, production processes, distribution, use, treatment, storage and transportation of certain materials, including in connection with corporal damage, property and environmental damages.

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22.
Actions taken pursuant to the licenses, authorizations, permissions, clearances or any other regulatory approvals to market the Company's and/or its subsidiaries and/or its affiliates ("Regulatory Approvals"), products and services, for any treatment application, or any breach thereof.

23.	Any act resulting in corporal damage, illness, death, damage to property including loss of use thereof.

24.	Any action relating to damage caused as a result of a treatment or a research activity using the Exablate 2000 or any of the Company's products ("Exablate's Damage").

25.	Negotiation for, signing and performance or non-performance of insurance policies or failure to procure appropriate insurance arrangements.

26.
Actions in connection with the testing of products developed and/or marketed by the Company and/or its subsidiaries and/or its affiliates or in connection with the distribution, sale, license or use of such products.

27.
Actions taken in connection with the intellectual property of the Company and/or its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, and any act and/or omission resulting in unintentional violation of any rights in connection with intellectual property, including a patent, design, copyrights, and the like.

28.	Matters related, directly or indirectly, to antitrust laws, including restrictive trade arrangements, monopolies, spin-offs or mergers.

29.
Actions taken (or alleged omissions) pursuant to or in accordance with policies and procedures of the Company and/or its subsidiaries and/or its affiliates, whether such policies or procedures are published or not, including without limitation, actions taken in accordance with the signature rights of the Company.

30.
Extending or obtaining credit, encumbrance of assets and liabilities and provision or receipt of securities, including entering into financing agreements with banks and/or other financial entities, for the purpose of finance transactions or engagements entered into, directly or indirectly, by the Company and any other act involved in such matters.

31.
Money management, management of the Company’s bank accounts in the areas of activity in which the Company is engaged at banks, including foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

32.	Claims or demands filed by a lender or by a creditor in relation to monies loaned by them or debts of the Company toward them.

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33.	Civil or criminal actions pertaining to the Company’s current and ordinary course of business, including management of the Company’s market risks and the Company’s exceptional transactions.

34.
Any administrative, public or judiciary action, decree, verdict, claim, requirement, instruction, investigation, procedure or notice of disobedience or breach made by a governmental authority or any other authorized authority, whether in Israel or aboard, or by third party regarding action and/or filling relating to any governmental authority, claiming misleading or any breach by the Company or by the Office Holder of any law, regulation, decree, order, rule, custom, instruction, license or verdict.

35.
Acts or resolutions pertaining to the preparation or approval of financial statements,  projections or business plans, including without limitation, pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties, of the Company and/or its subsidiaries and/or its affiliates.

36.
Breach or failure to grant approval as required under the agreements with the controlling shareholder in the Company, provided that the Office Holder has acted in good faith and that immediately after the Office Holder learned of the existence of the missing approval or the issue forming the subject matter of the breach, he acted for the approval thereof as required under the provisions of any agreement.

37.	Any act or alleged omission pertaining to provision of the information that is required or permitted to be transferred under law to stakeholders in the Company.

38.	Acts pertaining to taking part or submission of bids in tenders and/or in connection with concessions and/or licenses, of any nature or type whatsoever.

39.	An act the cause of which, is a decrease in the Company’s value or in the value of companies in which the Company is invested.

40.
Class actions, including without limitation, class actions in respect of Exablate's Damages (as defined in section 24 above), Regulatory Approvals (as defined in section 22 above), labor relations and/or employments matters, the environment, the Company's contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or the Company and/or any of its subsidiaries and/or its affiliates in connection with your role and/or activities in the Company or on its behalf.

41.	Activities that the Company may pursue in new areas.

42.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by the Company and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in the Company and/or that was taken for the sake of the Company and/or on its behalf.

43.	Any of the above events, r elating to your position and service as an Office Holder in an Additional Company (as this term is defined in the Indemnification Letter).

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GAMIDA CELL LTD.

DIRECTORS LETTER OF INDEMNIFICATION

To:        [_________]

You are or have been appointed as a director of GamidaCell Ltd., a company organized under the laws of the State of Israel (the “Company”), and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification in accordance with the terms set forth below:

1.   Indemnification. The Company hereby undertakes to indemnify you to the fullest extent permitted by applicable law and the Company’s Articles of Association as amended from time to time and to such greater extent as may be permitted by applicable law hereafter, in respect of the following:

1.1.    any financial obligation imposed on you or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, in respect of any action (including an omission) described in Section 5 below (“Actions”), taken or made by you in your capacity as a director of the Company;

1.2.    reasonable litigation expenses, including attorneys’ fees, expended by you as a result of an investigation or proceeding instituted against you by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law-1999) was filed against you as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law-1999) was imposed upon you as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of mens rea (criminal intent), all in respect of any actions taken by you in your capacity as a director of the Company (including but not limited to the Actions); and

1.3.    reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of an offence which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of any actions taken by you in your capacity as a director of the Company (including but not limited to the Actions).

The above indemnification will also apply to any action taken by you (and with respect to Section 1.1, only with respect to an Action as detailed in Section 5 below) in your capacity as a director of any subsidiary or affiliate of the Company controlled by the Company (a “Subsidiary”) subject to the applicable law in such Subsidiary’s jurisdiction and subject to such Subsidiary’s incorporation documents.

2.   Indemnification Exclusions. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.    a breach of your duty of loyalty, except, to the extent permitted by applicable law, for a breach of a duty of loyalty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company or a Subsidiary, as applicable;

2.2.    a willful breach of the duty of care or reckless disregard for the circumstances or the consequences of a breach of the duty of care other than a breach arising only out of your negligent conduct;

2.3.    an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4.    a fine or penalty imposed upon you; and

2.5.    a counterclaim made by the Company or a Subsidiary or in their name in connection with a claim against the Company or a Subsidiary, as applicable, filed by you.

3.   Advance of Amounts. The Company will advance all reasonable amounts needed in accordance with Section 1 above prior to the date on which such amounts are first due to be payable by you (“Time of Indebtedness”), and with respect to items referred to in Sections 1.2 and 1.3 above, even prior to a court or arbitral decision, but has no duty to advance payments in less than seven (7) days following delivery of a written request therefore by you to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime that requires proof of criminal intent, within thirty (30) days as of the court’s decision, and other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification, within thirty (30) days as of such decision.

As part of the aforementioned undertaking, the Company will make available to you any reasonable security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.   Time of Indebtedness. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director of the Company or of a Subsidiary, provided that the obligations are in respect of actions taken by you while you were a director as aforesaid, and in such capacity.

5.   Limited Actions with respect to Section 1.1. The indemnification under Section 1.1 above will be limited to the expenses mentioned therein to the matters mentioned therein (as long as the indemnification with respect thereto is not restricted by applicable law and the provisions of Section 2 above), insofar as they result from your Actions in the following matters or in direct connection therewith (which have been determined by the Board of Directors as anticipated in view of the Company’s actual activities at the time of providing the commitment):

5.1.    the offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.    occurrences in connection with investments that the Company and/or its Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer, employee and/or board observer of such corporation and the like;

5.3.    the sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or a Subsidiary;

5.4.    actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5.    actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6.    without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7.    actions relating to the operations and management of the Company and/or its Subsidiaries;

5.8.    actions relating to agreements and transactions of the Company and/or its Subsidiaries with others such as: customers, suppliers, contractors, consultants, business partners etc.;

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5.9.    actions concerning the approval of transactions of the Company and/or its Subsidiaries with officers and/or directors and/or holders of controlling interests in the Company and/or its Subsidiaries;

5.10.    monetary liabilities to third parties relating to the return of loans;

5.11.     actions taken in connection with labor relations and/or employment matters in the Company and/or its Subsidiaries and trade relations of the Company and/or its Subsidiaries, including with employees, employees’ option plans, independent contractors, customers, suppliers and various service providers;

5.12.    actions in connection with the testing of products developed by the Company and/or its Subsidiaries or in connection with the distribution, sale, license or use of such products;

5.13.    actions taken in connection with the intellectual property of the Company and/or its Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.14.    actions taken in connection with the approval and execution of financial reports and business reports and the representations made in connection therewith; and

5.15.    actions taken pursuant to or in accordance with the policies and procedures of the Company and/or its Subsidiaries, including without limitation, actions taken in accordance with the signature rights of the Company and/or its Subsidiaries, whether such policies and procedures are published or not.

6.   Amount Limitation with respect to Section 1.1. Under the Company’s Articles of Association, as may be amended from time to time, and as required by the Companies Law-1999, the Company may undertake to indemnify a director and/or officer, provided that an undertaking under Section 1.1 provided by the Company in advance is limited to an amount or criteria determined by the Board of Directors of the Company as reasonable under the circumstances. Therefore, unless otherwise determined by the Company, the aggregate indemnification amount paid by the Company under Section 1.1 above (in addition to sums that will be paid by the insurance company under an insurance policy acquired by the Company, and to the extent such sums will be paid, and not including any retroactive indemnification paid by the Company in accordance with its Articles of Association, as may be amended from time to time), to all directors and officers in the Company, in the aggregate: (i) with respect to a public offering of the Company’s securities, shall not exceed the gross proceeds raised by the Company or any other party in such public offering (including, without limitation, any secondary or incidental offering), and (ii) in all other respects shall not exceed the maximum assets of the Company available as permitted by law.

7.   Other Payment Received. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy, exemption or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy, exemption or other indemnity agreement (including deductible amounts not covered by insurance policies).

8.   Third Party Amounts. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within seven (7) days as of the receipt of the said amount.

9.   Limitations. In all indemnifiable circumstances indemnification will be subject to the following:

9.1.    You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings, and provide such other information and cooperation as the Company shall reasonably request; provided however, that your failure to provide such notice or deliver such documents shall not affect your right to indemnification hereunder unless and to the extent such failure materially and adversely prejudices the Company’s ability to defend such proceedings.

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9.2.    Other than with respect to proceedings that have been initiated against you by the Company or in its name (i.e. derivative claims), the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except under such circumstances according to which there is reasonably likely to be conflict of interest between you and the Company in the conduct of such defense.

Notwithstanding the foregoing, you will be entitled to appoint at your own expense an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

The Company and/or its attorney appointed by it as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents reasonably required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to applicable law, without your written consent. However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, coming to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to applicable law.

9.3.    You will fully cooperate with the Company and/or its attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.    If, in accordance with Section 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree and except for reasonable expenses incurred by you pursuant to the second paragraph of Section 9.2 hereinabove.

9.5.    The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

9.6.    If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

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10.   Parties Undertakings. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Letter of Indemnification and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Letter of Indemnification, any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

11.   Retroactive Indemnification. For the avoidance of doubt, it is hereby clarified that without derogating from any other provision of this letter, nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right upon its sole discretion, to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and/or 6 above.

12.   Severability. If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.   Governing Law and Jurisdiction. This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to the conflict of laws thereof and the competent courts of Tel-Aviv/Yafo shall have exclusive jurisdiction over any dispute arising between the parties with respect of this Letter of Indemnification.

14.   Entire Agreement. This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you. No amendment, modification, termination or cancellation of this Letter of Indemnification shall be effective unless it is in writing and signed by the parties hereto.

15.   Binding Effect. No Assignment. This Letter of Indemnification shall be binding upon the parties, their successors and assigns, and shall inure to your benefit, your heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. You shall not assign or otherwise transfer your rights or obligations under this Letter of Indemnification and any attempt to assign or transfer such rights or obligations shall be deemed null and void.

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This letter is being issued to you pursuant to the resolutions adopted by the Board of Directors of the Company on [______________].

Very truly yours, GAMIDA CELL LTD. By:_____________________ Name:_____________________ Title:_____________________

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Name: [_____________________]
Date:_____________________

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